Exhibit 99.1

April 6, 2026	320 Bay Street, 14th floor
Toronto ON, M5H 4A6
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: GFL ENVIRONMENTAL INC.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual and Special Meeting
Record Date for Notice of Meeting :	April 13, 2026
Record Date for Voting (if applicable) :	April 13, 2026
Beneficial Ownership Determination Date :	April 13, 2026
Meeting Date :	May 13, 2026
Meeting Location (if available) :	Virtual Meeting
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
MULTIPLE VOTING SHARES	36168Q203	CA36168Q2036
SUBORDINATE VOTING SHARES	36168Q104	CA36168Q1046
SERIES A PERPETUAL CONVERTIBLE PREFERRED SHARES	36168Q500	CA36168Q5005
SERIES B PERPETUAL CONVERTIBLE PREFERRED SHARES	36168Q138	CA36168Q1384

Sincerely,

Computershare

Agent for GFL ENVIRONMENTAL INC.